
April 20, 2023

Steven Kelly
President and Chief Executive Officer
Carisma Therapeutics Inc.
3675 Market Street, Suite 200
Philadelphia, PA 19104

      Re: Carisma Therapeutics Inc.
          Registration Statement on Form S-3
          Filed April 17, 2023
          File No. 333-271295

Dear Steven Kelly:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dillon Hagius at 202-551-7967 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Brian Johnson